SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)

Southern Missouri Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

843380106
(CUSIP Number)

November 17, 2011
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 843380106	13G	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS Endicott Opportunity Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.35%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 843380106	13G	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS Endicott Management Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.35%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 843380106	13G	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS W.R. Endicott III, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.35%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 843380106	13G	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS Wayne K. Goldstein (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.35%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 843380106	13G	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS Robert I. Usdan (in the capacity described herein)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 206,400
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 206,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.35%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 843380106	13G	Page 7 of 12 Pages

Item 1 (a).	NAME OF ISSUER:

The name of the issuer is Southern Missouri Bancorp, Inc.

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The issuer’s principal executive offices are located at 531 Vine Street, Polar Bluff, MO 63901.

Item 2 (a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	Endicott Opportunity Partners III, L.P., a Delaware limited partnership ("EOP") with respect to Shares (as defined in Item 2(d)) directly owned by EOP;

(ii)	Endicott Management Company, a Delaware corporation ("EMC") which serves as the investment manager of EOP with respect to Shares directly owned by EOP;

(iii)	W.R. Endicott III, L.L.C., a Delaware limited liability company ("WR LLC") which serves as the general partner of EOP with respect to Shares directly owned by EOP;

(iv)	Wayne K. Goldstein ("Mr. Goldstein"), who serves as a managing member of WR LLC with respect to the Shares directly owned by EOP; and

(v)	Robert I. Usdan ("Mr. Usdan"), who serves as a managing member of WR LLC with respect to the Shares directly owned by EOP .

EOP, EMC, WR LLC, Mr. Goldstein and Mr. Usdan are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of (i) EOP; (ii) EMC; (iii) WR LLC; (iv) Mr. Goldstein and (v) Mr. Usdan is 360 Madison Avenue, 21st Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP:

EOP - a Delaware limited partnership EMC - a Delaware corporation WR LLC - a Delaware limited liability company Mr. Goldstein - United States Mr. Usdan - United States

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 (the "Shares")

CUSIP No. 843380106	13G	Page 8 of 12 Pages

Item 2(e).	CUSIP NUMBER:

843380106

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box: ☒

Item 4.	OWNERSHIP.

A.
	(a)	Amount Beneficially Owned:

EOP may be deemed to beneficially own 206,400 Shares.  EMC may be deemedto beneficially own 206,400 Shares as a result of its voting and dispositive power over the 206,400 Shares held by EOP.  WR LLC may be deemed to beneficially own 206,400 Shares as a result of its voting and dispositive power over the 206,400 Shares held by EOP.

Messrs. Goldstein and Usdan may each be deemed to beneficially own 206,400 Shares by virtue of their ultimate voting and dispositive power over the 206,400 Shares held by EOP.

	(b)	Percent Beneficially Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 3,249,976 Shares outstanding as of November 22, 2011, as disclosed in the Form 8-K that was filed on November 23, 2011 and the Form 10-Q for the quarterly period ending September 30, 2011 that was filed on November 7, 2011:  (i) EOP may be deemed to beneficially own approximately 6.35% of the outstanding Shares; (ii) EMC may be deemed to beneficially own approximately 6.35% of the outstanding Shares; (iii) WR LLC may be deemed to beneficially own approximately 6.35% of the outstanding Shares; (iv) Mr. Goldstein may be deemed to beneficially own approximately 6.35% of the outstanding Shares; and (v) Mr. Usdan may be deemed to beneficially own approximately 6.35% of the outstanding Shares.

	(c)	Number of Shares as to Which Such Person Has:

(i) EOP may be deemed to have shared power to direct the voting and disposition of the 206,400 Shares it beneficially owns.
(ii) EMC may be deemed to have shared power to direct the voting and disposition of the 206,400 Shares it beneficially owns by virtue of the relationships described in Item 2.
(iii) WR LLC may be deemed to have shared power to direct the voting and disposition of the 206,400 Shares it beneficially owns by virtue of the relationships described in Item 2.
(iv)
By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of Messrs. Goldstein and Usdan may be deemed to share the power to direct the voting and disposition of 206,400 Shares.

CUSIP No. 843380106	13G	Page 9 of 12 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

EOP is a private investment partnership, the investment manager to which is EMC and the general partner of which is WR LLC. As the investment of EOP, EMC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed a "beneficial owner" of such securities. As the general partner of EOP, WR LLC has the power to vote and dispose of the securities owned by EOP and, accordingly, may be deemed a "beneficial owner" of such securities.  The managing members of WR LLC are Mr. Goldstein and Mr. Usdan.

The limited partners and the general partner of EOP have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of EOP in accordance with their ownership interests in EOP.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 2 and Exhibit I.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 843380106	13G	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  November 28, 2011

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By:	W.R. Endicott III, L.L.C.,
its general partner

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

W.R. Endicott III, L.L.C.

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

/s/ Wayne K. Goldstein
Wayne K. Goldstein

/s/ Robert I. Usdan
Robert I. Usdan

CUSIP No. 843380106	13G	Page 11 of 12 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k) (1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 843380106	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  November 28, 2011

ENDICOTT OPPORTUNITY PARTNERS III, L.P.

By:	W.R. Endicott III, L.L.C.,
its general partner

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

ENDICOTT MANAGEMENT COMPANY

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Authorized Signatory

W.R. Endicott III, L.L.C.

By:	/s/ Wayne K. Goldstein
Name: Wayne K. Goldstein
Title: Managing Member

/s/ Wayne K. Goldstein
Wayne K. Goldstein

/s/ Robert I. Usdan
Robert I. Usdan